August 31, 2006

Ms. Tangela Richter
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

Re:          Ness Energy International, Inc.
Registration Statement on Form SB-2
Filed: July 19, 2006
File No. 333-135854

Dear Mr. Gordon:

We have received your letter dated August 16, 2006, containing comments on the above referenced documents.

We acknowledge that the adequacy and accuracy of the disclosure in the filing is the responsibility of the registrant and that staff comments or changes to disclosure in response to staff comments in the proposed disclosure in the above noted filings do not foreclose the Commission from taking any action with respect to the filing. We also represent that the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Following please find our responses, numbered to correspond to each of your comments.

Please feel free to contact Mr. Kevin Woltjen or me if you have any questions or require any further information regarding these matters.

Sincerely,

/s/ J. F.  Hoover
J. F. Hoover
Chief Financial Officer

Encl.

cc: Kevin Woltjen, Woltjen Law Firm
       Michael Bodwell, Whitley Penn

Form SB-2

General

                           1.  Please include page numbers in the amended registration statement and in all filings with the Commission. To expedite the comment process, page references in this letter relate to our internal page numbering.

RESPONSE: We will include page numbers in our forthcoming SB-2/A.

2. Please update the financial information included in the document to comply with item 310(g) of Regulation S-B.

                           RESPONSE: Our forthcoming SB-2/A has been updated for the financial to comply with item 310(g) of Regulation S-B.

Special Note Regarding Forward-Looking Statements. page 13

3.  Please remove the reference to the Private Securities Litigation Reform Act of 1995. As a penny stock issuer, you are not entitled to rely on the sate harbors for forward looking statements under the PSLRA.

                RESPONSE: We believe that we are exempt from the Penny Stock rules by virtue of Rule 3a51-1(g) of the Securities Exchange Act of 1934, as our net tangible assets exceeded $5 million.  This net tangible asset value may be discerned from our Form 10-K for the year ended December 31, 2005.  Consequently, we believe that we may claim safe harbor protection for forward-looking statements.

Selling Shareholders, page 14

                           4.  Expand the Selling Shareholders table to include the natural persons with power to vote or to dispose of the securities offered for resale by the entities that are listed as selling stockholders. If more than one holder is listed as beneficial owner for the same securities, include explanatory text or footnotes. See Interpretation 4S of the
                                Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual.

RESPONSE: Our forthcoming amended SB-2 includes in the selling shareholders table the natural persons with the power to vote or dispose of the securities offered for resale by the entities that our listed as selling stockholders.

Plan of Distribution, page 14

                            5.  We note that the selling shareholders may engage in short sales of your common stock. Please see Corporation Finance Telephone Interpretation A.65 in that regard.

RESPONSE: Our forthcoming SB-2/A has been updated in accordance with Corporation Finance Telephone Interpretation A.65.

Signatures, page 65

6.  The registration does not appear to have been signed by the individuals named on this page. Please ensure that in your next amendment this page is adequately signed and dated.

                           RESPONSE: We will include the appropriate signature and dates in our forthcoming SB-2/A.